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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	0000036405

Issuer: Vanguard Index Funds (the “Trust”)
Exchange: American Stock Exchange
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

P.O. BOX 2600, VALLEY FORGE, PA 19482
TELEPHONE NUMBER (610) 669-1000
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

ETF Shares (See Exhibit A)
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[ ]	17CFR240.12d2-2(a)(1)

[ ]	17CFR240.12d2-2(a)(2)

[ ]	17CFR240.12d2-2(a)(3)

[ ]	17CFR240.12d2-2(a)(4)

[ ] Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

[ X ] Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Vanguard Index Funds certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

September 15, 2008	By	/s/ Arthur S. Gabinet	Assistant Secretary
Date		Name	Title

[1] Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Exhibit A

Title of Each Class to be Withdrawn	Title of Series of the Trust
Vanguard Total Stock Market ETF	Vanguard Total Stock Market Index Fund
Vanguard Extended Market ETF	Vanguard Extended Market Index Fund
Vanguard Large-Cap ETF	Vanguard Large-Cap Index Fund
Vanguard Growth ETF	Vanguard Growth Index Fund
Vanguard Value ETF	Vanguard Value Index Fund
Vanguard Mid-Cap ETF	Vanguard Mid-Cap Index Fund
Vanguard Mid-Cap Growth ETF	Vanguard Mid-Cap Growth Index Fund
Vanguard Mid-Cap Value ETF	Vanguard Mid-Cap Value Index Fund
Vanguard Small-Cap ETF	Vanguard Small-Cap Index Fund
Vanguard Small-Cap Growth ETF	Vanguard Small-Cap Growth Index Fund
Vanguard Small-Cap Value ETF	Vanguard Small-Cap Value Index Fund